JOE VENTI

EDUCATION: **RUTGERS UNIVERSITY SCHOOL OF LAW**, Camden, New Jersey
J.D., May 2008

THE GEORGE WASHINGTON UNIVERSITY, Washington, D.C.
B.A., May 2005

EXPERIENCE:

PIPPY SIPS LLC, Philadelphia, Pennsylvania
Co-owner; Chief Operating Officer, May 2017 – present
● Providing technical, administrative, legal and other support to the CEO

U.S. COURT OF APPEALS FOR THE THIRD CIRCUIT – LEGAL DIVISION, Philadelphia, Pennsylvania
Staff Attorney, September 2008 – August 2012; April 2016 – present
● Drafting opinions and memoranda for panels of judges sitting on a regional federal appeals court

WILLIAMS CUKER BEREZOFSKY LLC, Philadelphia, Pennsylvania
Associate Attorney, September 2012 – April 2016
● Handled all aspects of busy civil litigation practice (trials, settlement negotiations, depositions, etc.)

THE GWU THEATER AND DANCE DEPARTMENT SCENE SHOP, Washington, D.C.
Staff; *Student Supervisor*, September 2004 – May 2005
● Helped construct set pieces used in performances by students in the theater/dance program
● Supervised students using various stationary and portable shop tools (lathe, band saw, skilsaw, etc.)

OUTSIDE ACTIVITIES:

MASCHER SPACE COOPERATIVE
Board Member, December 2018 - present
● Serving on the board of a Philadelphia dance-arts collective

REBUILDING TOGETHER PHILADELPHIA
Volunteer, December 2018 – present
● Repairing/revitalizing homes in Philadelphia's low-income neighborhoods